Exhibit 99.1

ASX, Nasdaq and Media Release

October 16, 2024

Opthea Files Notice of Annual General Meeting

Megan Baldwin, PhD, MAICD, to retire from the Board and has chosen not to stand for re-election

As Founder and Chief Innovation Officer, Dr. Baldwin will continue focusing on advancing Opthea’s innovation agenda

Melbourne, Australia, and Princeton, NJ, US, October 16, 2024 -- Opthea Limited (ASX/NASDAQ: OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), todayannounced the filing of the Notice of the Annual General Meeting and Explanatory Notes distributed to shareholders for the Company’s annual general meeting to be held virtually on Friday, 15 November 2024.

Opthea’s current Executive Director, Dr. Megan Baldwin, PhD, MAICD, will retire from the Board at the conclusion of the annual general meeting in accordance with the ASX Listing Rules. Dr. Baldwin has decided not to seek re-election to the Board. As Founder and Chief Innovation Officer, Dr. Baldwin remains an integral and important part of the Company’s senior executive team as the Company approaches the anticipated sozinibercept wet AMD Phase 3 data readouts in 2025.

“I look forward to focusing my efforts on leading Opthea’s innovation agenda in search of the next bold therapeutic approach in ophthalmology,” said Dr. Baldwin, Founder and Chief Innovation Officer, Opthea. “I am proud that sozinibercept could represent a breakthrough for millions of wet AMD patients to see better, a dream that I have nurtured over so many years.”

“I want to express my sincere appreciation for the contributions Dr. Baldwin has made as a member of the Board of Directors,” concluded Jeremy Levin, D.Phil, MB BChir, Chairman of the Opthea Board of Directors. “Her leadership and insights have been very valuable helping to guide the Company through pivotal moments over the years. As the Company approaches an inflection point with the sozinibercept Phase 3 data readout, Dr. Baldwin will continue to advance Opthea’s broader innovation strategy.”

Opthea is in the process of identifying a new director to fill the vacancy on the Board following Dr. Baldwin’s retirement from the Board.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet needs in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST,NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve the overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents alone.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward Looking Statements

This announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this announcement include statements regarding the anticipated sozinibercept topline data timing for the two Phase 3 pivotal trials in wet AMD and Opthea’s innovation agenda. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate sozinibercept’s potential safety, tolerability and therapeutic efficacy, clinical research organization and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 30, 2024, as amended on September 20, 2024, and other future filings with the SEC. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Authorized for release to ASX by Frederic Guerard, Pharm D, CEO

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PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited